Mail Stop 3561

June 19, 2009

Mr. Darron R. Ming
Vice President – Finance, Chief Financial Officer and Treasurer
USA Truck, Inc.
3200 Industrial Park Road
Van Buren, AR 72956

      Re: USA Truck, Inc.
          File No. 000-19858
          Form 10-K: For the fiscal year ended December 31, 2008

Dear Mr. Ming:

      We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: for the Fiscal Year Ended December 31, 2008

Note 1: Summary of Significant Accounting Policies, page 39

Segment Reporting, page 41

1.   Please provide the disclosures required by paragraphs 37 and 38 of SFAS 131.

Management's Discussion and Analysis, page 19

Liquidity and Capital Resources, page 28

Cash Flows, page 29

2.	Please enhance your disclosure with a discussion of the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows is not sufficient. As an example, discuss in terms of cash the $6.6 million increase in payables and accrued expenses. Refer to Section IV.B of FR-72 for guidance.

Purchases and Commitments, page 30

3.	As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments relating to your long-term debt obligations in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Notes to the Consolidated Financial Statements, page 39

Note 1: Summary of Significant Accounting Policies, page 39

Property and Equipment, page 40

4.	Please tell us why you did not classify as held for sale the facility in Dayton, Ohio that you have entered into a contract to sell, which is expected to close during the first quarter of 2009, and the tractors that you expect to dispose of in the first half of fiscal year 2009. Refer to paragraph 30 of SFAS 144 for guidance.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

USA Truck, Inc.
June 19, 2009
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief